MHHC Enterprises Inc.

400 Union ST SE, Ste. 200

Olympia, WA 98501

February 1, 2022

VIA EDGAR:

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:       MHHC Enterprises Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed December 22, 2021

File No. 024-11406

Ladies and Gentlemen:

This letter is submitted by MHHC Enterprises Inc. (“MHHC” or the “Company”) in response to the comments made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 2 to the Offering Statement on Form 1-A filed on December 22, 2021 (the “Offering Statement”).

The Offering Statement has been updated as appropriate to give effect to changes affecting MHHC and the industries in which MHHC operates.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with MHHC’s responses set forth immediately beneath such comment.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. In addition to submitting this letter via EDGAR, we are sending this letter and Amendment No. 3 (marked to show changes from the previous Offering Statement) via email.

Amendment No. 2 to Offering Statement on Form 1-A

General

1.	Please include your signatures section after the financial statements and notes to financial statements.

Response: We have revised the Offering Statement to include the signatures section after the financial statements and notes thereto.

Risk Factors, page 3

2.	Please add risk factor disclosure to address the risks related to significant costs in maintaining compliance with the financial reporting for Tier II Regulation A issuers and the cost associated with assessing the effectiveness of your internal controls over financial reporting. Include a quantified discussion of your recent costs to adhere to regulatory requirements that includes hiring new GAAP experts.

Response: We have added a risk factor regarding the significant costs associated with being a Tier 2 Regulation A issuer, including a quantified discussion of recent costs associated with the preparation and filing the Offering Statement and amendments thereto, on page 10 of the Offering Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

3.	We note your response to our prior comment 3 and reissue in part. Please revise to expand the description of your operating results to include more detailed and quantified information about material changes that would cause reported financial information not to be indicative of future operating results or financial condition, including the following:
•	specifically address the amount of invalid claims that reduced cost of revenue in 2020, and what caused the increase to cost of revenue in 2021; and
•	revise to include how your warranty reserve liability and future claims are estimated, and quantify and explain trends in your loss development, over the periods presented.

Refer to Item 9 of Form 1-A.

Response: We have revised the disclosure on page 15 of the Offering Statement to expand the description of our operating results as requested.

Business, page 19

4.	We note your response to our prior comment 4 and reissue in part. Please revise to expand the description of your business to include more detailed information about distribution channels, pricing models, clients or client groups. Refer to Item 7(a) of Form 1-A.

Response: We have revised the disclosure on pages 1, 18 and 19 of the Offering Statement to provide an expanded description of distribution channels, pricing models, and customers. We have also added a risk factor on page 4 to describe the risks and uncertainties inherent in the fact that the vast majority of our revenue in recent periods was derived from a single customer.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Brian S. Bernstein, Esq. at (561) 471-3516 or bbernstein@nasonyeager.com

Sincerely

MHHC Enterprises Inc.

By: /s/ Frank Hawley

Frank Hawley, CEO

cc: Brian S. Bernstein